Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mariner Energy, Inc.
Commission File Number: 001-32747
This material is not a substitute for the registration statement filed with the Securities and Exchange Commission in connection with the transaction, or the definitive proxy statement/prospectus-information statement mailed to stockholders. Investors are urged to read the definitive proxy statement/prospectus-information statement because it contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Forest Oil Corporation (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to Mariner Energy, Inc., One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, TX 77042, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.
THIS FILING CONTAINS CORRESPONDENCE SENT BY MARINER ON FEBRUARY 21, 2006.
Subject: Voting Your Mariner Shares
You should have received your proxy statement relating to the proposed merger transaction with Forest Oil Corporation last week. The proxy card enclosed in your packet includes instructions for voting online, by phone or by mail. The deadline for voting online or by phone is 7:00 p.m., CST, Wednesday, March 1, 2006. You can also vote by mail using the postage-paid envelope included in the package. Votes by mail must be received prior to the stockholders’ meeting to be held at 8:30 a.m., CST, Thursday, March 2, 2006. You can also vote in person at the meeting.
We would like to get votes in as early as possible. If you have not already done so, please vote online or by phone, following the instructions included on your proxy card, at your earliest convenience. If you prefer to vote by mail, please mail your vote as soon as possible to insure that it is received prior to the deadline. You can attend the stockholders’ meeting even if you have already voted.
Please call me if you have any questions.
Thanks.